EXHIBIT 12.01

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES

	Three Months Ended
	March 31,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
	(Unaudited)
	(In millions, except for ratios)

Income (Loss) from Operations before Federal Income Taxes and Cumulative Effect of Accounting Changes	$91	$4,005	$3,602	$2,985	$2,523	$(550)
Add:
Fixed Charges
Interest expense	67	263	277	252	251	271
Interest factor attributable to rentals and other(1)	16	69	77	69	64	76
Interest credited to contractholders(2)	(3,122)	2,022	3,553	5,671	2,481	1,120
Total fixed charges	(3,039)	2,354	3,907	5,992	2,796	1,467
Total fixed charges excluding interest credited to contractholders	83	332	354	321	315	347
Earnings, as defined	(2,948)	6,359	7,509	8,977	5,319	917
Earnings, as defined, excluding interest credited to contractholders	$174	$4,337	$3,956	$3,306	$2,838	$(203)

Ratios
Earnings, as defined, to total fixed charges(3)(4)	NM	2.7	1.9	1.5	1.9	NM
Earnings, as defined, excluding interest credited to contractholders, to total fixed charges excluding interest credited to contractholders(3)(5)	2.1	13.1	11.2	10.3	9.0	NM
Deficiency of earnings to fixed charges(6)	$—	$—	$—	$—	$—	$550

(1)	Interest factor attributable to rentals and other includes one-third of total rent expense as disclosed in the notes to our financial statements, capitalized interest and amortization of debt issuance cost.

(2)	Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.

(3)	NM: Not meaningful.

(4)	For the three months ended March 31, 2008, the ratio is not meaningful as total fixed charges of $(3,039) million include returns credited on International variable annuities of $(3,578) million. The returns credited on International variable annuities include investment income and mark-to-market effects of equity securities held for trading supporting the International variable annuity business.

(5)	This secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed-income securities.

(6)	Represents additional earnings that would be necessary to result in a one-to-one ratio of consolidated earnings to fixed charges. The deficiency in 2003 is primarily due to a before-tax charge of $2.6 billion related to our 2003 asbestos reserve addition.